                              September 12, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Churchill Ventures Ltd.
Registration Statement on Form S-1
Pre-Effective Amendment No. 1
File No. 333-135741

Ladies and gentlemen:

          On behalf of our client, Churchill Ventures Ltd., a Delaware corporation (the “Company”), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended (the “Exchange Act”), by means of the Electronic Data Gathering, Analysis, and Retrieval system, Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-135741) (the “Registration Statement”), together with certain exhibits thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Registration Statement.

          As a general matter, the Company wishes to advise the staff that the transaction being registered in the Registration Statement has been amended in the following respects, among others:

i.	The warrants included in the units may be exercised either through the payment of the exercise price or on a cashless or “net issuance” basis;

ii.
The founders have agreed to the cancellation of the warrants included in the units initially issued to them. Additionally, Churchill Capital Partners LLC originally subscribed for 3,160,000 shares of common stock for $15,800 on July 6, 2006. On September 5, 2006, the Company retired 125,000 shares of common stock that were issued to Churchill Capital Partners LLC and returned $625 in cash to Churchill Capital Partners LLC. The retirement of the 125,000 shares of common stock and reduction in capital were in accordance with Sections 243 and 244 of the Delaware General Corporation Law;

iii.
In lieu of the 500,000 units issued in the private placement at $8.00 per unit, the Company is selling warrants at $1.00 per warrant to acquire an aggregate of 4,000,000 shares of common stock. These warrants will be identical to the public warrants, except as otherwise described in the Registration Statement; and

iv.
The amount held in the trust account increased by $1.35 million and the working capital requirements of the Company will be satisfied in part by the distribution of interest income on the trust account of up to $1.35 million.

          We are in receipt of the letter, dated August 18, 2006 (the “Comment Letter”), from John Reynolds, Esq., Assistant Director, of the Securities and Exchange Commission (the “Commission”), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

Comment Number	Page Number	Response

1	na	The Company acknowledges the referenced comment
and will provide the requested letter, or arrange for the
requested call, prior to effectiveness of the Registration
Statement.

2	na	The Company intends to rely upon American Stock
Exchange Listing Standard 2, 3 or 4.

3	na	The value of the offering was a function of two factors:

(i) Itzhak Fisher, Christopher Bogart, Elizabeth
O’Connell, and Nir Tarlovsky (collectively, the
“Founders”) together made a good faith estimate,
based upon other transactions which they have in
their experience observed, of the capital required
in connection with business combination
opportunities of the quality and size which they
anticipate seeking, with particular emphasis on
consideration of the size of acquisition that can be
reasonably operated as a stand-alone public
company while at the same time providing
opportunities for growth and further consolidating
acquisitions; and

(ii) as is the case with any vehicle of this type where

the amount of capital to be raised must be selected
in advance of its utilization, an assessment by the
underwriter and the Founders of the most viable
size of offering given the industries involved, the
Founders’ background and experience, and
market conditions.

The discussions among the Founders took place over
an extended period prior to June 26, 2006 during
which various structures to create an acquisition
vehicle were analyzed. The Company believes
that the general industry knowledge and
transactional and operational experience of the
Founders, rather than any particular “precise
knowledge”, provided their basis for the belief
that business combination opportunities meeting
the 80% of net assets requirement exist in the
size and quality range which they seek. Such
experience is reflected throughout the
prospectus. The Founders wish to emphasize
the following as to themselves and the
Company’s directors and special advisor:

(a)	They do not have any specific merger, capital
stock exchange, asset or stock acquisition or other
business combination or contractual arrangements
under consideration, and they have not, nor has
anyone on their behalf, engaged in discussions
with representatives of other companies, with
respect to such a transaction;

(b)	They have not engaged or retained any agent or
other representative to identify or locate any
suitable acquisition candidate.

(c)	At no time have any of the Founders had any
substantive discussions with their respective
business and finance contacts regarding any
potential target businesses.

(d)	No such contacts have introduced to any Founder
or pre-selected for the Company any potential
target businesses.

(e)	No financing arrangements or discussions
intended to lead to such arrangements (other than
as to the capital to be raised in this offering) have
occurred with anyone.

		(f) Finally, there has been no diligence, discussions,
		negotiations and/or other similar activities
		undertaken, directly or indirectly, by any Founder,
		their respective affiliates or representatives, or by
		any third party, with respect to a business
		combination transaction with the Company.

4	35	The Company’s certificate of incorporation restricts it to
		the identified industries. With respect to the language
		following the heading on page 35 (page 32 in the
		original filing), such language was included in error and
		has been removed as requested. Accordingly, no further
		disclosure or risk factors have been added.

5	Registration	The Rule 434 box was checked in error. Such box has
	Statement	not been checked in Amendment No. 1.
	Cover Page

6	4, 48-49	The referenced disclosure has been retained under the
		heading “Prospectus Summary” in order to aid
		prospective investors. Such disclosure under the
		heading “Business” has been abbreviated and a cross-
		reference to “Prospectus Summary” has been added.

7	3, 46	The referenced statement has been removed.

8	4	The referenced disclosure has been revised to reflect the
		staff’s comment.

9	4	The statement is intended to convey the preference of
		the Company to focus upon market segments where
		there is anticipated to be a potential for further
		consolidating acquisitions following the consummation
		of the initial business combination. The referenced
		disclosure has been supplemented to better reflect this
		intent.

10	24	The Company believes that the requested disclosure was
		previously provided under the heading “Risk Factors –
		Since we have not currently selected any target business
		with which to complete a business combination, we are
		unable to currently ascertain the merits or risks of
		the business’ operations.”, which appears on page 24
		of Amendment No.1.

11	11-12	The private placement has been amended as described
above and as a result no shares of common stock are
being issued in the private placement.

The existing stockholders have agreed to vote the shares
of common stock owned by them (the “Founder
Shares”) in accordance with the majority of the shares of
common stock voted by the public stockholders. This
clarification has been made throughout the Prospectus
and to the Exhibits to the Registration Statement.

12	11, 24-25	The threshold is included in the Company’s certificate
of incorporation, and it is one of the provisions in the
certificate of incorporation that may only be amended
with unanimous consent of the shareholders. The
Company does not intend to attempt to lower or increase
the referenced threshold. Such disclosure was
previously provided under the headings “Stockholders
must approve our initial business combination” on page
11 and under the heading “Under Delaware law, the
requirements and restrictions relating to this offering
contained in our amended and restated certificate of
incorporation may be amended, which could reduce or
eliminate the protection offered to our stockholders by
such requirements and restrictions” on pages 24 and 25.

13	na	The first paragraph under the heading “Dissolution and
distribution of assets if no business combination” on
pages 12 and 13 of the Prospectus states that the
Company will promptly initiate procedures for a
dissolution of the Company if we do not effect a
business combination within 18 months after the
completion of the public offering.

As disclosed in the pages 12 and 13 of the Prospectus, if
such a letter of intent or acquisition agreement is signed
within the 18-month period but the transaction is not
closed within that period, the Company will seek
dissolution approval from its stockholders if the
transaction is not closed within 24 months after the
completion of the public offering.

If the Company seeks approval from its stockholders
regarding a business combination within 90 days of the
expiration of the 24-month period (assuming the 24-
month extended period is applicable), the proxy

statement related to the business combination will also
seek stockholder approval of the dissolution to deal with
the possibility that the stockholders may not approve the
business combination, as disclosed in the page 8
sentence to which the staff has referred in its comment
No. 3. If a proxy statement regarding a business
combination is filed near the expiration of the 24-month
period, the Company believes that the proxy statement
should also seek approval of a dissolution to avoid the
need to send another proxy statement to the stockholders
if they reject the proposed business combination.

14	14, 19-20, 55	The requested amendment has been made.

15	9, 54, 85	The first full paragraph on page 10 of the Prospectus and
Footnote number 2 on page 40 of the Prospectus state
that the Underwriter has agreed to defer $2 million of its
underwriting discount until the consummation of the
Company’s initial business combination. Upon the
consummation of the business combination, the deferred
underwriting discount will be released to the
Underwriter out of the amount held in the Trust
Account. Accordingly those public stockholders who
vote against the business combination and convert their
shares will be entitled to their pro rata portion of the
amount in the trust account excluding the $2 million
deferred underwriting discount, or approximately $7.64
per share.

The last paragraph on page 85 of the Prospectus states
that the Underwriter has agreed that the proceeds
attributable to the underwriter’s discount in the Trust
Account will be distributed pro rata among the public
stockholders in the event of our dissolution and
distribution of assets in the Trust Account. In such an
event, the public stockholders will be entitled to their
pro rate portion of the entire amount, including the
deferred underwriting discount, held in the Trust
Account, or approximately $7.80 per share.

16	15	The Company has revised the disclosure to clarify that
the statement would only apply in the event that the
period which the Company has available has been
extended.

17	31-32	A risk factor with the referenced risk has been added

		with the heading “Even in the event that our warrants
		become exercisable, you may be unable to exercise your
		warrants when desired, and, therefore, you may receive
		no value for your warrants if redeemed by us.”

18	21-22	The referenced disclosure has been amended as
		requested. The Company has amended its existing
		documents and filed additional documents (Exhibits
		10.1, 10.2, 10.13, 10.14, and 10.15) to provide further
		clarification that it is only Messrs. Fisher, Bogart and
		Tarlovsky and Ms. O’Connell and Churchill Capital
		Partners LLC, and not anyone else, who has agreed to
		indemnify the trust.

19	22	The referenced “could” has been amended to read
		“would”. Accordingly, the Company believes that the
		requested legal analysis is unnecessary.

20	21-22	The requested clarifications to risk factor 5 have been
		made.

21	21	The requested amendments to risk factor 5 have been
		made.

22	21	The referenced disclosure has been amended as
		requested.

23	22	The Company takes note of the Commission’s comment
		and Risk Factors 2 and 7 have been combined. Please
		see the risk factor entitled “If we do not consummate a
		business combination, we will dissolve and liquidate and
		distribute the trust account. Our public shareholders
		will receive less than $8.00 per share and our warrants
		will expire worthless.”

24	na	The warrant agreement, filed with Amendment No. 1 as
		Exhibit 4.5, provides that the referenced limitations are
		present in both the publicly-issued warrants and the
		warrants issued in the private placement. Accordingly,
		the Company believes that the referenced risk factor is
		unnecessary.

25	24, 27, 50-51	The Company takes note of the Commission’s comment
		and the Registration Statement has been revised in
		several places to clarify the criteria that management is
		aware of that will be used in considering a target
		business.

26	25-26	The referenced risk factor has been amended and
updated as requested.

27	26-27	The referenced risk factor has been rewritten as two
separate risk factors: “We may issue shares of our
capital stock to complete a business combination, which
would reduce the equity interest of our stockholders and
likely cause a change in control of our ownership” and
“We may issue debt securities or otherwise incur
substantial debt to complete a business combination,
which may adversely affect our leverage and financial
condition”.

28	28, 66-67	The amendments to the referenced risk factor have been
made as requested.

29	3, 4, 46, 47	Throughout the prospectus (e.g., pages 3, 4, 46, 47),
the Company references the fact that it shall focus on
business opportunities in the United States, Europe, and
Israel. It is not a requirement that any business acquired
by the Company will have a relationship to Israel. The
requested clarification has been made.

30		The Company acknowledges the referenced comment
and has deleted the risk factor discussed therein.

31		No interest is payable on the loan from Churchill Capital
Partners to the Company.

32	46	The requested clarification has been made in the section
entitled “Introduction” under “Proposed Business”.

33	46	Although the Company has no specific target business
identified for a specific business combination, the
Company believes, based on the experience of its
management in the relevant target industries, that there
should be opportunities to effect a business combination
that satisfies the 80% test.

34	46	The requested disclosure has been added.

35		The referenced disclosure has been deleted.

36		The referenced disclosure has been deleted.

37	46-47	The referenced disclosure has been clarified.

38	Prospectus	The referenced disclosure has been added to indicate
	Cover, 5, 46,	that the Company has not contacted any third parties or
	47	sources, and no discussions, preliminary or otherwise,
with any potential target companies have been held, as
well as to indicate that no unsolicited sources have
contacted the Company regarding business
opportunities.

39	50-51	The referenced disclosure has been amended as
requested in the section entitled “Sources of Target
Business” under “Proposed Business”.

40	24, 27, 50, 51	The referenced disclosure has been revised to expand
upon the fact that the management of the Company may
use financial condition as one of the criteria which the
Company will consider with respect to each business
combination opportunity and whether management will
be required to remain with the Company.

41		The Company believes that the disclosure provided is
consistent with that provided by other similar companies
and adequately provides a non-exhaustive list of criteria
which the Company anticipates applying in analyzing
business opportunities, particularly given the current
breadth of the Company’s potential target pool. In the
experience of the existing stockholders of the Company,
third party finders and consultants making referrals to
investment vehicles such as the Company tend to focus
referrals principally on the basis of industry segment and
acquisition size, as opposed to other more specific
criteria.

42	52	As a general matter, as a matter of corporate law, boards
of directors are not required to obtain a fairness opinion
in connection with an acquisition. In this regard, the
Company notes that the possibility exists that it will be
presented with business opportunities which reasonable
persons will agree are valued substantially in excess of
the requirements of the 80% test. Notwithstanding the
foregoing, the Company acknowledges that the members
of the board of directors have been advised by counsel
that unless a particular business opportunity is clearly
compliant with such 80% test, a fairness opinion be
obtained. In the event that the Company obtains a
fairness opinion it intends to include such opinion as an
exhibit to the proxy statement. Accordingly, the
disclosure has been amended.

Disclosure consistent with the foregoing has been added
as requested.

43	62-63	The requested disclosure has been provided.

44	62-63	The requested disclosure has been provided.

45	8, 69	The referenced disclosure has been added as requested.

46	63	The referenced disclosure has been added as requested.

47	65-67	The referenced disclosure has been added as requested.

48	65-67	The requested disclosure has been provided.

49	66	The Company has added a bullet point discussing the
		potential conflict associated with entering into business
		agreements at the same time as the business combination
		agreement is being negotiated in the section entitled
		“Conflicts of Interests” under “Management”.

50	70	The referenced amendment has been made as requested.

51	77-78	The Company believes that the staff’s comment has
		been addressed by the disclosure under the heading
		“Description of Securities – SEC Position on Rule 144
		Sales.”

52		The Company has requested that the underwriters
		reserve 600,000 of the units to be sold in the offering for
		sale in a directed unit program. The Company will
		specify the potential recipients of the directed units, and
		allocate the directed units among the actual recipients.
		The mechanics of the program are outlined below.

		The Company will choose the potential recipients of the
		directed units from its friends, directors and officers.
		The Company will provide the names and addresses of
		the potential recipients to the underwriter. The
		underwriter will mail a copy of the preliminary
		prospectus, together with materials relating to the
		directed unit program, to each potential recipient. The
		directed unit program materials will include
		participation instructions, an indication of interest form
		and forms for opening a brokerage account with
		Deutsche Bank Securities Inc. (“DBSI”). To comply
		with Rule 134(b)(1), these materials will contain a
		statement that no sales of the units can occur, and that
		no offers to purchase the units may be accepted, until the
		registration statement for the units is declared effective.
		In addition, in accordance with Rule 134(d), the
		materials will contain a statement that indications of

interest made under the program create no obligation.

Individuals who wish to express an indication of interest
in the units will be asked to complete an indication of
interest form, specifying the number of units requested
and supplying information for compliance purposes.
The underwriter will use the information as its basis for
evaluating the suitability of the proposed investment and
application of the free riding and withholding rules of
the National Association of Securities Dealers.

All prospective recipients will be required to purchase
units through a DBSI account. Individuals who do not
have an account with DBSI will be required to open an
account. The amount of the initial deposit will not be
related to the expected price for the units that may be
allocated to the potential recipient. Individuals with pre-
existing DBSI accounts will not be required to make the
deposit.

The deadline for expressing an indication of interest and
opening an account will be three to four days prior to
pricing. Once the deadline expires, DBSI will provide
the Company with the list of individuals who have
completed the forms for participating in the program,
who have opened accounts and who otherwise are
eligible to purchase units under the program. The
Company will then review this list and determine the
actual allocation of units among these prospective
recipients.

Once the offering has been priced and the registration
statement relating to the offering has been declared
effective, DBSI will contact each prospective recipient
who has been approved by the Company to purchase
units to inform such individual of the offering price of
the units and the maximum number of units that such
individual may purchase in the directed unit program.
The individual will be given the opportunity to purchase
any portion of the units allocated by us or to withdraw
any outstanding indication of interest. If an individual
decides to purchase units, DBSI will orally confirm the
sale and mail a written confirmation of the purchase
accompanied by a final prospectus. If an individual who
has opened a new account decides not to purchase units,
the balance will be refunded to the individual.

The directed unit program is a part of the underwritten
offering. Except for the selection of the recipients, the
use of materials that specifically relate to the directed
unit program and the process described above, the
procedures for the directed unit program are
substantially the same as the procedures that DBSI will
use to offer securities to the general public.

As requested, the Company has supplementally
provided the Staff with drafts of the materials that will
be mailed to potential recipients of directed units
identified by us and can confirm that no materials have
yet been distributed to potential recipients. Please note
that, other than the name “Churchill Ventures Ltd.”,
which appears on the cover of the packet, and a
reference to the preliminary prospectus to be enclosed,
there is no information concerning the offering. DBSI
has advised the Company that the packet contains
information that DBSI customarily distributes to persons
who may decide to open accounts through DBSI.

53	In accordance with the Underwriting Agreement, the
units will be sold pursuant to a firm commitment
underwriting. Pursuant to the Underwriting Agreement,
the underwriters are obligated to purchase from the
Company the units at a fixed price and with a stated
gross spread, neither of which will change after
execution of the Underwriting Agreement. As noted on
page 87 of the Prospectus, and in accordance with
standard offering procedures for firm commitment
offerings, after the units are released for sale to the
public, “the underwriters may change the public offering
price and other selling terms,” particularly in the event
that the offering proves difficult to distribute. The
“other selling terms” that may be changed include the
concessions and re-allowance to dealers.

With regard to comment regarding the method by which
any change in the offering price or other selling terms
would be reflected in the Prospectus, pursuant to the
terms of the Underwriting Agreement the Company will
agree to promptly prepare such amendments or
supplements to the Registration Statement and/or the
Prospectus as are necessary to comply with applicable
law during the prospectus delivery period. Accordingly,
if the underwriters change the public offering price or
the other selling terms, to the extent required by law, the

Company will prepare an amendment or supplement to
the Registration Statement and/or the Prospectus.

54	F-6	The Company takes note of the staff’s comments and
has revised the statement of cash flows to treat the
$25,000 of accrued expenses as a non-cash financing
activity. The Company has included the $25,000
increase in deferred offering costs and the related
accrual as supplemental disclosures on page F-6 in
accordance with SFAS 95.

55	F-9	The Company does not believe that any recently issued
but, not yet effective, accounting pronouncements if
currently adopted would have a material impact on the
accompanying financial statements.

56	F-9	The Company takes note of the Commissions comments
and has revised the description of the warrants to be
consistent with page 75-76.

57	II-4	The Company takes note of the Commission’s comment
and the disclosure has been revised to specify each
individual who purchased the securities and the amount
purchased.

58	II-4	The Company takes note of the Commission’s comment
and the disclosure has been revised.

59	na	The Company takes notice of the referenced comment
and has filed all exhibits herewith except for the
underwriting agreement and the opinion which the
Company intends to file by separate amendment.

Closing
Comments	na	The Company takes notice of the Closing Comments.

          Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ Robert Steven Brown

Robert Steven Brown

cc:	John Reynolds, Esq.
Angela Halac
Pam Howell, Esq.